March 28, 2019

Scott A. Richardson
Chief Financial Officer
Celanese Corp
222 West Colinas Blvd, Suite 900N
Irving, Texas 75039-5421

       Re: Celanese Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-32410

Dear Mr. Richardson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction